VEDDER PRICE (CA), LLP
Michael J. Quinn, Bar No. 198349
mquinn@vedderprice.com
Marie E. Christiansen, Bar No. 325352
mchristiansen@vedderprice.com
1925 Century Park East, Suite 1900
Los Angeles, California 90067
T: +1 424 204 7700
F: +1 424 204 7702

Attorneys for the Board Defendants

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

WESTERN DIVISION

WEIRD SCIENCE LLC and WILLIAM ANDERSON WITTEKIND, derivatively on behalf of RENOVARO BIOSCIENCES, INC.,,

Plaintiffs,

v.

SINDLEV, et al.,

Defendants.

Case No. 2:24-cv-00645-HDV-MRW

Hon. Hernan D. Vera

DECLARATION OF MICHAEL J. QUINN IN SUPPORT OF MOTION FOR SANCTIONS

[Filed concurrently with Board Defendants' Notice of Motion and Motion for Sanctions Against Plaintiffs and Plaintiffs' Counsel; Memorandum of Points and Authorities, Declaration of Dr. Mark Dybul, Proposed Order, and Request for Judicial Notice]

Date: April 25, 2024
Time: 10:00 a.m.
Courtroom: 5B

DECLARATION OF MICHAEL J. QUINN

I, Michael J. Quinn, hereby declare as follows:

1. I am a shareholder at the law firm of Vedder Price (CA) LLP, counsel for defendants René Sindlev, Mark Dybul, Gregg Alton, James Sapirstein, Jayne McNicol, Henrik Grønfeldt-Sørensen, and Carol L. Brosgart (collectively, the "Board Defendants"). I am duly licensed to practice law in the State of California and have been admitted to practice before this Court. I make this declaration in support of the Board Defendants' Motion for Sanctions Against Plaintiffs and Plaintiffs' Counsel (the "Motion"). The matters stated in this declaration are true and correct of my own knowledge, and if called as a witness I could and would testify truthfully to the facts stated herein.

2. On January 26, 2024, I e-mailed Megan Maitia, counsel for Plaintiffs, advising her that if Plaintiffs did not dismiss the complaint, Board Defendants intended to pursue sanctions pursuant to Federal Rule of Civil Procedure 11. In response, Ms. Maitia stated that "we're evaluating and will be in touch." Attached hereto as **Exhibit A** is a true and correct copy of my e-mail to Ms. Maitia and Ms. Maitia's response.

3. Additionally, on January 31, 2024, I spoke with Plaintiffs' counsel by telephone regarding the Motion, but Plaintiffs' counsel still had no response to whether she was willing to dismiss the complaint.

4. Having not heard from Ms. Maitia, and Plaintiffs having not dismissed the complaint, Board Defendants prepared the Motion and on February 6, 2024, served the Motion upon Plaintiffs' counsel, along with this declaration, the declaration of Dr. Mark Dybul, and a corresponding request for judicial notice in accordance with Federal Rule of Civil Procedure 11(c)(2). Attached hereto as **Exhibits B and C** are true and correct copies of the service e-mail to Plaintiffs' counsel and Ms. Maitia's response acknowledging receipt.

5. I spoke with Plaintiffs' counsel via telephone on February 9, 2024 regarding the Motion pursuant to L.R. 7-3, but Plaintiffs' counsel refused to dismiss the complaint.

6. At least 21 days have passed since Plaintiffs' counsel was served with the Motion and Plaintiffs have failed to dismiss the complaint as of the time of this filing.

I declare under penalty of perjury that the foregoing is true and correct. Executed on March 7, 2024.

/s/ Michael J. Quinn
Michael J. Quinn

CERTIFICATE OF SERVICE

I hereby certify that on March 7, 2024, I caused to be electronically filed a true and correct copy of the foregoing with the Clerk of Court using the CM/ECF system and that all counsel of record will be served via the Notice of Electronic Filing generated by CM/ECF.

/s/ Michael J. Quinn
Michael J. Quinn